Exhibit 99.1

COSCIENS Biopharma Inc. Reports Third Quarter 2025 Financial Results and Provides Strategic Initiatives Update

COSCIENS voluntarily delists from Nasdaq, while retaining the Company’s listing on the TSX

COSCIENS restructuring results in significantly lower cash outflow with operating expenses down 59% vs. Q3 2024.

TORONTO, ONTARIO, November 11, 2025 – COSCIENS Biopharma Inc. (FINRA: CSCIF) (TSX: CSCI) (“COSCIENS” or the “Company”), a life science company focused on natural ingredients and pharmaceutical solutions, today reported its financial and operating results for the third quarter ended September 30, 2025 and provided a corporate update regarding operational and strategic developments during the quarter.

“Our focus in Q3 was to ensure the zero-based budgeting and restructuring plans we designed were executed successfully to establish our go forward cost structure,” said Anna Biehn, Chief Executive Officer of COSCIENS. “Management and the Board are encouraged with the early results and have made significant progress in an assessment of the existing projects, business development efforts and future growth opportunities.”

Focus on Revenue-Generating Base Business

Stabilizing the core business continues to be a strong priority and management implemented measures to drive discipline in base business management, forecasting and an end-to-end procurement to manufacturing review. As a result, Q3 gross margins showed an improvement of 700 basis points over the previous quarter, driven by both cost cuts and operational improvements.

Cost Structure Reset and Zero-Based Budgeting

The Company launched a zero-based budgeting (ZBB) initiative in Q2 to improve the efficiency of the organizational structure. The initiative included reduction in headcount and was implemented to further align costs with strategic priorities. The cost reset and restructuring initiative began showing results in Q3 with overall operating expenses down 59% vs. Q3 2024 resulting in significantly lower cash outflow for the quarter. The business will continue to seek lower operating costs as the discipline continues.

Nasdaq Delisting – Continued Listing on TSX– Application for quotation on the OTCQB® Venture Market

As previously announced, during the quarter, the Company voluntarily delisted from Nasdaq effective as of September 5, 2025, while maintaining its listing on the TSX. Following the Nasdaq delisting, FINRA’s Department of Market Operations assigned the trading symbol “CSCIF” to the Company’s common shares for quoting and trading on the informal OTC market in the United States as of September 4, 2025. On November 3, 2025 the Company applied to the OTC Markets Group Inc. for its common shares to be quoted for trading on the OTCQB® Venture Market, however, there can be no assurance that its application will be approved or the timing thereof or that any broker will make, or continue to make, a market in the Company’s common shares in the U.S. either on the informal OTC market or, if approved, on the OTCQB® Venture Market. The Company’s voluntary delisting from Nasdaq marked the first step in the Company’s broader strategy to seek to cease its public reporting obligations in the U.S. Accordingly, the Company intends to file a Form 15-F with the SEC in the future once it is able to do so pursuant to the SEC’s rules to deregister from, and terminate its reporting obligations under, the Exchange Act, including its obligations to file and submit annual reports on Form 20-F and reports on Form 6-K in the U.S. with the SEC. Once the Company files a Form 15-F with the SEC, its U.S. reporting obligations with the SEC will be immediately suspended at that time, and deregistration from the Exchange Act would be effective 90 days after the filing of the Form 15-F, at which time the Company’s U.S. reporting obligations thereunder would be fully terminated.

As a life science company, it is important for the Company to continue to focus on both short term and future growth. Given the current economic environment and ecosystem, the Company believes this strategic decision will position COSCIENS to enhance efficiency and reduce costs, with efforts designed to elevate competitiveness and maintain the Company’s viability.

Portfolio Growth Assessment

During the quarter, the Company undertook a strategic assessment of its key segments. Certain key results of which are summarized below:

●	Active Ingredients:

○	In addition to the ongoing sales of beta glucan, avenanthramides and oat oil continue across cosmeceutical, personal care, and veterinary health markets, the Company is exploring new category expansion opportunities in food and beverage, dermatology and pharmaceutical markets.
○	As part of the same review, management evaluated the business plans for the nutraceuticals products and made the strategic decision not to enter the consumer products market given the high cost of entry, cost competitiveness, need for strong brand marketing and lack of a direct-to-consumer distribution route to market. Alternatively, the concepts are being discussed with potential customers who are interested in buying active ingredients for the business to generate revenue within the Company’s current portfolio.

●	Suspension of Juvente Cosmeceuticals Line of Business

○	As part of the strategic growth review, the Company has made the decision to suspend operations and is taking steps to wind down operations for the cosmeceutical line, JuventeDC due to limited success in the direct-to-consumer e-commerce channels.

●	Pharmaceuticals:

○	Macrilen – Although the Company previously announced that the Phase 3 DETECT trial evaluating Macrilen for the diagnosis of Childhood Onset Growth Hormone Deficiency (CGHD) did not achieve its predefined primary endpoints, the results still provided valuable insights to guide future development efforts. The Company began a strategic assessment of options in consultation with key opinion leaders and requested a Type C meeting with the FDA which aimed to evaluate the viability of approving the pediatric program based on the post-hoc analysis of the Phase III P02 DETECT study. Considering the known limitations in the established procedures to diagnose CGHD, the Company proposed to modify the ground truth determination, as a basis to assess the diagnostic performance of the Macrilen test. The FDA acknowledged the limitations of the current diagnostic framework which generates a high rate of false positives, but stated that redefining diagnostic thresholds is not within the FDA’s remit. The agency declined to accept the proposed alternative analysis, citing deviation from established diagnostic guidelines and concern about excluding patients from treatment eligibility. Consequently, full pediatric approval by the FDA under the current analytical proposal is unlikely at this time in the US market. The Company is evaluating its options for advancing the possible expansion of Macrilen into the US market including the possibility of submitting data for a subgroup of the pediatric population to the FDA. Additionally, the Company is evaluating seeking EMA Scientific Advice. The result of these actions could determine a possible path forward for the pediatric indication in the US and European markets. Simultaneously the Company continues to evaluate all options, including additional licensing, sale and partnership opportunities in other key markets as it pertains to the adult indication.
○	The Company’s inflammation-related program (“AvenActive”) completed its Phase 1 study without significant safety concerns. A total of 20 patients were enrolled in the Phase 2a portion which is designed to gather information on safety, pharmacokinetics and initial signs of activity. The Phase 2a study concluded in Q3 2025 and the complete study results will be available in the coming months.

●	Technology

○	The Company has a license for Pressurized Gas eXpanded (PGX) Technology. PGX is a patented, unique technology with several key advantages over conventional drying and purification technologies that can be used to process biopolymers into high-value and novel biocomposites. Construction of the PGX unit in Edmonton was completed in Q4 of 2024 and the PGX unit in Austria was completed in 2025 with technical validation for both units ongoing through Q3 of 2025. The Company is to reach out to potential industry partners with the capability to commercialize specialty materials such as yeast beta glucan or to leverage the technology in their own operations.

Summary of Third Quarter 2025 Financial Results

All amounts are in U.S. dollars.

Cash and cash equivalents

The Company had $8.5 million in cash and cash equivalents on September 30, 2025.

Results of operations for the three-month period ended September 30, 2025

For the three-month period ended September 30, 2025, the Company reported a consolidated net loss of $1.8 million, or $0.57 in net loss per common share, as compared with a consolidated net loss of $5.8 million, or $1.85 in net loss per common share for the same period in 2024. The $4.0 million decrease in net loss is attributable to the movements described below and a recognition of impairment expense on intangible assets in the amount of $1.5 million in 2024, offset by a recognition of impairment expense on property and equipment in the amount of $0.2 million in 2025 and a write-down of inventory in the amount of $0.1 million in 2025.

Revenues

●	Total revenue for the three-month period ended September 30, 2025, was $1.5 million as compared to $1.9 million for the same period in 2024, a decrease of $0.4 million. This decrease was primarily due to a decrease of $0.2 million in sales of Avenanthramides, Beta Glucan and Oat Oil from prior period and $0.2 million in Macrilen due to the timing of shipments.

Operating Expenses

●	Total operating expenses for the three-month period ended September 30, 2025, were $2.9 million as compared with $7.3 million for the same period in 2024. This decrease of $4.4 million was due primarily to a decrease in research and development costs of $2.3 million, a decrease in selling, general and administrative expenses of $0.9 million, and a decrease in impairment expenses of $1.2 million.

Results of operations for the nine-month period ended September 30, 2025

For the nine-month period ended September 30, 2025, the Company reported a consolidated net loss of $8.2 million, or $2.59 loss per common share, as compared with a consolidated net loss of $8.6 million, or $3.58 loss per common share for the same period in 2024. The $0.4 million decrease in net loss is mainly attributable to the merger in 2024 and the associated professional service fees which were not repeated in 2025 as well as management’s cost cutting measures which began in 2025.

Revenues

●	Total revenue for the nine-month period ended September 30, 2025, was $5.7 million as compared to $6.2 million for the same period in 2024, a decrease of $0.5 million. This decrease was primarily due to a decrease of $0.8 million in sales of Avenanthramides, Beta Glucan and Oat Oil from prior period, offset by a $0.3 million increase in Macrilen since the 2024 period includes only 4 months of Macrilen revenues due to the timing of the merger, compared to 9 months in 2025.

Operating expenses

●	Total operating expenses for the nine-month period ended September 30, 2025, were $10.3 million as compared with $14.5 million for the same period in 2024. This decrease of $4.2 million was due primarily to a decrease in research and development costs of $3.0 million and a decrease in impairment expenses of $1.2 million.

Consolidated Financial Statements and Management’s Discussion and Analysis

For reference, the Management’s Discussion and Analysis of Financial Condition and Results of Operations for the third quarter of 2025, as well as the Company’s consolidated financial statements as of September 30, 2025, will be available on the Company’s website (www.cosciensbio.com) in the Investors section or at the Company’s SEDAR+ and EDGAR profiles at http://www.sedarplus.ca and www.sec.gov, respectively.

About COSCIENS Biopharma Inc.

COSCIENS is a life science company with a diverse portfolio focused on the development of natural, plant-based active ingredients and engaged in the commercialization of pharmaceutical and diagnostic products. COSCIENS’ natural active ingredient business leverages the Company’s proprietary manufacturing and extraction technologies to develop Avenanthramides and Beta Glucan active ingredients currently used in leading skincare brands worldwide. COSCIENS’ lead pharmaceutical product Macimorelin (Macrilen; Ghryvelin), is the first and only U.S. Food and Drug Administration (“FDA”) and European Medicines Agency (“EMA”) approved oral test indicated for the diagnosis of adult growth hormone deficiency (AGHD).

The Company’s common shares are listed on the Toronto Stock Exchange (“TSX”) under the symbol “CSCI”. The Company’s common shares were assigned the trading symbol “CSCIF” by FINRA’s Department of Market Operations for quoting and trading in the market for unlisted securities (i.e., the “over-the-counter market” or “OTC” market) in the United States as of September 4, 2025. For more information, please visit COSCIENS’ website at www.cosciensbio.com.

Forward-Looking Statements

Certain statements in this news release, referred to herein as “forward-looking statements”, constitute “forward-looking statements” within the meaning of the United States Private Securities Litigation Reform Act of 1995, as amended, and “forward-looking information” under the provisions of Canadian securities laws. All statements, other than statements of historical fact, that address circumstances, events, activities, or developments that could or may or will occur are forward-looking statements. When used in this news release, words such as “anticipate”, “assume”, “believe”, “could”, “expect”, “forecast”, “future”, “goal”, “guidance”, “intend”, “likely”, “may”, “would” or the negative or comparable terminology as well as terms usually used in the future and the conditional are generally intended to identify forward-looking statements, although not all forward-looking statements include such words. Specific forward-looking statements in this document includes, but is not limited to, statements relating to: plans to strengthen operational performance, drive shareholder value and growth; the intention to continue operating with a leaner organizational structure and lower operating costs; the possible trading of the common shares on the OTCQB® Venture Market; the Company’s intention to deregister from, and terminate its U.S. reporting obligations and any projected cost savings resulting therefrom; the possible expansion into new markets; the winding down of operations for the for the cosmeceutical line, JuventeDC; possible next steps for advancing the expansion of Macrilen® into the US market; the timing of the availability of the results of the Phase 2a study evaluating avenanthramides; possible commercialization strategies for PGX; expected future financial results; and the finalization and implementation of the remediation plan for the Company’s system of internal control over financial reporting. All forward-looking statements are given pursuant to the “safe harbour” provisions of applicable securities legislation.

The forecasts and projections that make up the forward-looking statements contained herein are based on the Company’s current expectations and assumptions, including factors or assumptions that were applied in drawing a conclusion or making a forecast or projection, and including, but not limited to assumptions based on historical trends, current conditions, and expected future developments, and assumptions regarding: the ability of the Company to terminate its U.S. reporting obligations in a timely manner;, the ability of the Company’s to execute on its strategic plans and find new customers and partners in connection therewith; the development of technologies and value-driving products; the extraction, production and commercialization of active ingredients from natural sources and our ability to successfully market related products; the successful development and marketing of our pipeline products as well as such products’ capability to address unmet needs within new markets; Macrilen® (macimorelin) and the Company’s plans in respect of same; the Company’s business strategy; the Company’s positioning in its target markets; the impact of tariffs and other trade barriers , on our costs and revenues, as well as on the macroeconomic framework in which we operate, which may be material; the Company’s plans for its PGX Technology; pre-clinical and clinical studies and trials and their expected timing and results, including the potential to bring certain products to market following such studies and trials; the ability of our pharmaceutical therapeutic assets to address unmet medical needs across a number of indications; the adequacy of our financial resources to finance operations and expenditure requirements; limitations on internal controls over financial reporting and our ability to address identified material weaknesses; and the plans, objectives, future outlook and financial position of the Company in general.

Forward-looking statements involve known and unknown risks and uncertainties, and other factors which may cause the actual results, performance or achievements stated herein to be materially different from any future results, performance or achievements expressed or implied by the forward-looking statement. Such risks and uncertainties include, among others: the Company’s present and future business strategies, including that the strategic review and related initiatives undertaken by the Company as described herein may not have the expected or desired results in the short-term or long-term; operations and performance within expected ranges; anticipated future cash flows; local and global economic conditions and the environment in which the Company operates; the policies of the current presidential administration in the United States, including the ongoing use and effects of tariffs and other trade barriers to address the administration’s policy goals, as well as any counter-duties, counter-tariffs and/or other counter-measures implemented in response by other countries, could materially impact our costs and revenues, as well as the macroeconomic framework in which we operate; anticipated capital and operating costs; uncertainty in our revenue generation from our marketed products; product development and related clinical trials and validation studies; results from our products under development may not be successful or may not support advancing the product; the failure of the DETECT-trial to achieve its primary endpoint in Childhood Onset Growth Hormone Deficiency (“CGHD”) may impact the market for macimorelin (Macrilen®; Ghryvelin®) in adult hormone growth deficiency (“AGHD”) and the existing relationships we have for that product; our now heavy dependence on sales by and revenue from our main distributor of active ingredients and its customers; the continued availability of funds and resources to successfully commercialize our products; the ability to secure strategic partners for late stage development, marketing, and distribution of our products; our ability to enter into out-licensing, development, manufacturing, marketing and distribution agreements with other pharmaceutical companies and keep such agreements in effect; our ability to protect and enforce our patent portfolio and intellectual property; our ability to continue to list our common shares on the TSX; the continued trading and liquidity of our common shares on the informal OTC market and our ability to obtain a quotation for our common shares on the OTCQB® Venture Market and the liquidity and trading of our common shares on such market if obtained; and our ability to deregister from, and terminate our reporting obligations under, the Exchange Act, and to realize any projected cost savings therefrom, as well as any impact on the trading of our common shares as a result thereof.

These risk factors are not intended to represent a complete list of the risk factors that could affect the Company. These factors and assumptions, however, should be considered carefully. More detailed information about these and other factors is included under “Risk Factors” in the Annual Report on Form 20-F and in other documents furnished to the SEC and in our other public disclosure filed under our profile on SEDAR+ at www.sedarplus.ca.

Although the Company has attempted to identify important factors that could cause actual results to differ materially from those contained in forward-looking statements, there may be other factors that cause results not to be as anticipated, estimated or intended. Many of these factors are beyond our control. There can be no assurance that such statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements, particularly in light of any resulting impacts on the global economy and on the Company’s business. Accordingly, readers should not place undue reliance on forward-looking statements. The Company does not undertake to update any forward-looking statements contained herein, except as required by applicable securities laws. New factors emerge from time to time, and it is not possible for the Company to predict all of these factors, or to assess in advance the impact of each such factor on the Company’s business or the extent to which any factor, or combination of factors, may cause actual results to differ materially from those contained in any forward-looking statement.

Issuer:

Anna Biehn

Chief Executive Officer

E: ABiehn@cosciensbio.com

Investor Contact:

IR@cosciensbio.com